Exhibit 4.1

Liabilities Limitation Agreement

NOMURA HOLDINGS, INC. (the “Company”) and                      (the “Outside Director”) hereby agree to enter into the agreement (the “Agreement”) provided for in Article 24, paragraph 2 of the Articles of Incorporation of the Company, pursuant to the provisions of the said paragraph.

Article 1

If the Outside Director becomes liable for damages to the Company pursuant to the provisions of Article 423, Paragraph 1 of the Corporation Law, for any reason attributable to its duty performed in good faith and without gross negligence as the outside director of the Company on or after the date of this Agreement, the liability of the Outside Director to the Company for such damages shall be limited to the higher of 20 million yen or the total of the amounts listed below:

(i)	the amount worth of the highest amount of the amounts which the Outside Director has received or should receive from the Company as remunerations, bonuses or other compensations for his duties for the business year to which the date of occurrence of such event causing such liability belongs or for each of the previous years, multiplied by 2,

(ii)	the total amounts of the retirement allowance and any proprietary interest having the nature of such retirement allowance received by the Outside Director from the Company, divided by the number of years of the Outside Director’s service as the outside director (if the years of service are not more than 2, by 2), and

(iii)	the amount determined according to the following categories set forth in item (a) and (b) below:

(a)	if the Outside Director exercises the stock acquisition rights (excluding those received by the Outside Director from the Company as compensations for his duties) after assuming the position of the outside director, the amount calculated by multiplying the current price of the stock acquisition rights per share [multiplying the current market price per share] at the time of exercise thereof less the total of the amount as provided for in Article 236, Paragraph 1, Item 2 of the Corporation Law and the paid-in price as provided for in Article 238, Paragraph 1, Item 3 of the said Law, per share, which shall be issued or transferred upon exercise of the stock acquisition rights (if the amount so calculated is 0 or less, it shall be 0), multiplied by the number of shares of the Company delivered to the Outside Director upon exercise thereof; or

(b)	if the Outside Director transfers the stock acquisition rights after assuming the position of the outside director, the amount calculated by multiplying the transfer price of a stock acquisition right less the paid-in price as provided for in Article 238, Paragraph 1, Item 3 of the Corporation Law, by the number of stock acquisition rights.

Article 2

The Company may request the Outside Director to provide any information necessary to determine whether the Outside Director owes liabilities for damages set forth in Article 1 hereof and the upper amount of such liabilities.

Article 3

1.    If the Outside Director’s liability for damages is limited pursuant to Article 1 hereof, the Outside Director may not, without approval at the general meeting of shareholders of the Company, receive the total amounts of the retirement allowance and any proprietary interest having the nature of such retirement allowance, or exercise or transfer stock acquisition rights.

2.    When the Outside Director, the liability for damages of which is limited pursuant to Article 1 hereof, holds a certificate of stock acquisition rights representing stock acquisition rights, the Outside Director shall be required to deposit such certificate to the Company without delay and may not demand the return of such certificate unless it obtains approval for the transfer thereof at the general meeting of shareholders of the Company.

Article 4

When the Outside Director assumes the position of an executive director, operating officer or manager or any other employee of the Company or any subsidiary of the Company, this Agreement shall become invalid in the future.

Article 5

1.    The liabilities limitation agreement entered into between the Company and the Outside Director on M/D/Y shall become invalid upon execution of this Agreement.

2.    Notwithstanding the foregoing paragraph, the liabilities limitation agreement entered into between the Company and the Outside Director on M/D/Y shall still remain valid with regard to any liability for damages due to any act of the Outside Director prior to the execution of this Agreement.

Article 6

Any matter not stipulated herein shall be settled upon consultation between the parties hereto.

IN WITNESS WHEREOF, this Agreement shall be executed by the parties hereto in duplicate, affixing their respective signatures and seals, and each party retains one copy thereof.

June 28, 2006

NOMURA HOLDINGS, INC.

/s/ NOBUYUKI KOGA

Nobuyuki Koga President & CEO 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

Name of Outside Director